                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*

                                COASTCAST CORP.
                             ---------------------
                               (Name of Issuer)

                     SHARES OF COMMON STOCK, NO PAR VALUE
                     ------------------------------------
                        (Title of Class of Securities)

                                  19057T 10 8
                                (CUSIP Number)


                               JONATHAN P. VANNINI
                               -------------------
                                828 Irwin Drive
                                ---------------
                            Hillsborough, CA  94010
                            -----------------------
                                (650) 347-1800
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              - with copies to -

                           Bernard J. Cassidy, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                             Palo Alto, CA  94304
                                (650) 493-9300

                               November 17, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------
CUSIP NO. 19057T 10 8
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
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                JONATHAN P. VANNINI
---------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [_]
                                                                                     (b) [_]
---------------------------------------------------------------------------------------------------------
3               SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS*

                PF
---------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

---------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED STATES
---------------------------------------------------------------------------------------------------------
                                                 7  SOLE VOTING POWER
                                                    911,000

  NUMBER OF                           -------------------------------------------------------------------
    SHARES                                       8  SHARED VOTING POWER
 BENEFICIALLY                                       0
   OWNED BY                           -------------------------------------------------------------------
     EACH                                        9  SOLE DISPOSITIVE POWER
  REPORTING                                         911,000
    PERSON                            -------------------------------------------------------------------
     WITH                                       10  SHARED DISPOSITIVE POWER
                                                    0
---------------------------------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                911,000
---------------------------------------------------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]
---------------------------------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.38%
---------------------------------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                IN
---------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
CUSIP NO. 19057T 10 8
---------------------


ITEM 1.   SECURITY AND ISSUER.

          Securities acquired:          Shares of common stock, no par value per
                                        share ("Common Stock")

          Issuer:                       Coastcast Corp.
                                        3025 East Victoria Street
                                        Rancho Dominguez, CA  90221
                                        Tel. No. (310) 638-0595

ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is filed on behalf of Jonathan P. Vannini (the "Purchaser").

          The business address of the Purchaser is 828 Irwin Drive, Hillsborough, California 94010. The Purchaser's principal business is that of a private investor. The Purchaser is a citizen of the United States.

          The Purchaser has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Since the filing of the fourth amendment to the initial Schedule 13D on October 16, 1998, the Purchaser has not engaged in any transactions involving the Common Stock of Coastcast Corp. (the "Issuer") as described below in Item 5. Purchaser acquired beneficial ownership of his Common Stock of Coastcast through his personal brokerage account at Smith Barney Inc. The source of funds for the Purchaser's previous transactions was in part the Purchaser's personal funds and in part margin credit extended to Purchaser by Smith Barney Inc. through the Purchaser's personal brokerage account, which is subject to the client agreement between Purchaser and Shearson Lehman Brothers Inc., the predecessor-in-interest of Smith Barney Inc., attached to the fourth amendment to the
          Schedule 13D filed on October 16, 1998.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Purchaser acquired shares of the Issuer's Common Stock as an investment in order (a) to obtain an equity position in the Issuer whose Common Stock the Purchaser believes to be presently undervalued, and (b) to maximize the value of that investment.

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---------------------
CUSIP NO. 19057T 10 8
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The Purchaser has a present intention to influence control of the Issuer.
Pursuant to an agreement entered into on November 6, 1998 by the Purchaser and Coastcast (the "Agreement") (attached hereto under Item 7), Mr. Vannini has been elected to the Board of Directors of Coastcast and will serve as director until the next annual meeting of shareholders and until his successor is elected and qualifies. Thereafter, Mr. Vannini will be included on the slate of director-nominees of the board of directors for election and the 1999 annual meeting of the shareholders and at each subsequent annual meeting of shareholders during the term of the Agreement for as long as Mr. Vannini beneficially owns not less that 8% of the outstanding common stock of the Company (as adjusted for any issuances of shares after the date hereof).

In the Agreement of November 6, 1998, Coastcast also represented

 . that in addition to Mr. Vannini, the slate of director-nominees of the board of directors for election at the 1999 annual meeting of shareholders and at each subsequent annual meeting of shareholders during the term of the Agreement for so long as Mr. Vannini beneficially owns not less than 8% of the Company shall include one person selected by the board of directors subject to approval by Mr. Vannini,

 . that the Company's employee stock option plan and non-employee director stock option plan have been amended by the board of directors of the Company to prohibit repricing of outstanding stock options without shareholder approval, and that no modification or withdrawal of such amendments will be made without shareholder approval,

 . that Hans Buehler, the Chairman of the Board of the Company, has resumed the position and duties of Chief Executive Officer of the Company, that the annual salary rate of Hans Buehler has been voluntarily reduced by him by 20%, and that no increase will be made in the salary rate of Mr. Buehler until at least one year from the date of the Agreement,

 . that Hans Buehler has voluntarily relinquished all of his benefits under the Company's supplemental executive retirement plan (the "SERP"), and that such benefits will not be restored without shareholder approval,

 . that Hans Buehler has recommended to the board of directors of the Company curtailment or modification of the SERP to reduce costs to the Company and that a detailed proposal regarding any future SERP or other benefits will be presented to the board of directors for evaluation and possible implementation,

 . that the Company will continue to repurchase shares of its stock at such times and such prices as management and the board of directors deem advantageous and prudent,

 . that the Company will reimburse Mr. Vannini the sum of $400,000 for a portion of his expenses in connection with the litigation entitled COASTCAST CORPORATION V.

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CUSIP NO. 19057T 10 8
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   VANNINI (Case No. 98-6625-WMB (Mcx), (the "Litigation") and with Mr.
   Vannini's efforts to call a special meeting of the shareholders of the Company,

 . and that the Company hereby forever releases and discharges Mr. Vannini and his representatives, employees, attorneys, advisors, successors and assigns and all persons acting in concert with any such person from all manner of claims, actions, causes of action or suits, at law or in equity, which the Company now has or hereafter can, shall or may have by reason of the matter, cause or thing whatsoever from the beginning of time to the date of the Agreement, arising out of, in connection with, or in any way related to Mr. Vannini's acquisition or ownership of shares of the Company, demand for a special meeting of the shareholders of the Company, solicitation of proxies in connection therewith, or which are the subject of the Company's claims in the litigation, whether or not they were pleaded in the Litigation, excepting only any action, cause of action or suit arising by virtue of an undertaking, covenant, promise or representation contained in the Agreement.

In exchange, the Purchaser agreed

 . that he represents and warrants that he beneficially owns all of his shares of Common Stock free and clear of interests of others except for a lien held by Smith Barney, Inc. for margin credit extended to him,

 . that he shall take all such action as may be necessary and appropriate to cause to be canceled and withdrawn all demands made by him, or on his behalf in respect to the shares of common stock beneficially owned by him, pertaining to a special meeting of the shareholders of the Company and inspection or delivery of shareholder records of the Company, and terminate or cause to be terminated all efforts to solicit proxies for such special meeting, and that he will not, directly or indirectly, acquire beneficial ownership of additional shares or any other securities which would result in him beneficially owning more than 20% of the outstanding shares,

 . that in connection with every future meeting of shareholders of the Company, he shall take all action as may be necessary and appropriate so that all shares of the Company owned beneficially, directly or indirectly, by him, are voted for and against each proposal or nominee for director in the same proportion as the votes cast by holders of shares other than Mr. Vannini, and that during the term of the Agreement, Mr. Vannini shall not contest any proxies received by the Company with respect to, or submit, any proposal for vote of shareholders at any annual or other meeting of shareholders of the Company,

 . that during the term of the Agreement, he shall not directly or indirectly solicit proxies or written consents or become a "participant" in a "solicitation" with respect to any matter or with respect to any "election contest" relating to the election of directors of the Company ( as such terms are defined in Regulation 14A under the Exchange Act) except to the extent that Mr. Vannini may be deemed a participant in any solicitation by the board of directors of the Company,

---------------------
CUSIP NO. 19057T 10 8
---------------------

 . that during the term of the Agreement, and except as otherwise provided in the Agreement, he shall not directly or indirectly join, or assist or encourage in any respect the formation of, a partnership, syndicate or other group (within the meaning of the Exchange Act and Rule 13d-5 thereunder), or otherwise act in concert with any other person, to affect control of the Company or to acquire, hold, vote or dispose of Securities,

 . that during the term of the Agreement, and except as otherwise provided in the Agreement, he shall not directly or indirectly sell or otherwise transfer in any manner any shares of the Company (or enter into agreements or undertakings with respect to any of the foregoing) except for sales in the open market or in privately negotiated transactions pursuant to persons who do not, and will not as the result of any such sale own more than 5% of the outstanding shares of the Company,

 . that, during the term of the Agreement, he shall not (i) propose any business combination or similar transaction with, or a change of control of, the Company to anyone other than the board of directors of the Company,
   (ii) make or propose a tender offer for Securities, (iii) otherwise act to seek control or influence the management, board of directors, policies or affairs of the Company (other than in his capacity as a director of the Company), or (iv) solicit or encourage any person (other than the board of directors of the Company) to do any of the foregoing, and that he will promptly disclose to the board of directors of the Company any proposals that he receives regarding the sale or control of the Company,

 . that he shall not directly or indirectly initiate, join in, assist, or encourage in any respect any shareholder derivative suit against any of the officers or directors of the Company relating to any matter, cause or thing whatsoever from the beginning of time to the date of the Agreement,

 . that he will cause each person over whom he may have control or share control to observe the foregoing provisions of the Agreement as if they were bound thereby,

 . and that he hereby forever releases and discharges Hans Buehler and his representatives, employees, attorneys, advisors, successors and assigns and all persons acting in concert with any such person and the Company and its present and former directors, officers, representatives, employees, attorneys, advisors, parents, subsidiaries, affiliated companies, predecessors, successors, and assigns and all person acting in concert with any such person from all manner of claims, actions, causes of action or suits, at law or in equity which Mr. Vannini now has or hereafter can, shall or may have by reason of any matter, cause or thing whatsoever from the beginning of time to the date of the Agreement, rising out of, in connection with, or in any way related to Mr. Vannini's acquisition or ownership of shares of the Company, demand for a special meeting of shareholders of the Company, solicitation of proxies in connection therewith, or which are subject to Mr. Vannini's claims in the Litigation, excepting only action, cause of action or suit arising by virtue of an undertaking, covenant, promise or representation contained in the Agreement

---------------------
CUSIP NO. 19057T 10 8
---------------------

The parties also agreed

 . that Mr. Vannini and the Company will dismiss with prejudice the litigation and all claims subject thereto, including, without limitation, the counterclaim and claims for costs, expenses and attorney's fees.

 .  that each of the parties hereby waives the benefits of California Civil
   Code Section 1542 which provides as follows:

          Section 1542.  Certain Claims Not Affected by General Release.  A
                         ----------------------------------------------
          general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which, if known by him must have materially affected his settlement with the debtor.

In addition, the parties issued a joint press release, attached hereto under
Item 7.

          At the time of the filing of the third amendment to the initial
          Schedule 13D on August 17, 1998, and at the time the Purchaser signed a declaration before a United States District Court in California, the Purchaser believed in good faith that he had been granted a Master of Business Administration from Columbia University's Graduate School of Business (the "Columbia Business School"). The Purchaser stated in the aforementioned 13D and declaration that he had received a Master's Degree in Business Administration from Columbia Business School. Since then, the Purchaser has reviewed his status as an alumnus of the Columbia Business School with the school, and on September 16, 1998, Professor Meyer Feldberg, the Dean of the Columbia Business School, wrote a letter which states in its entirety:

               To whom it may concern;

               Mr. Jonathan Patrick Vannini was a full-time graduate student in good standing for four semesters: Autumn 1985; Spring 1986; Autumn 1986; Spring 1987 at Columbia University's Graduate School of Business. In May 1987 he completed all of the requirements to be awarded a Master of Science in Business Administration.

               Due to an oversight, Mr. Vannini was not initially given his Master's degree. This issue has now been resolved, and Mr. Vannini has been awarded his degree retroactively to May 1987.

               Yours sincerely,

               /s/ Meyer Feldberg
               ------------------

               Professor Meyer Feldberg
               Dean

---------------------
CUSIP NO. 19057T 10 8
---------------------

          The degree actually received by the Purchaser from Columbia University, a Master of Science in Business Administration, materially differs from a Master of Business Administration in that it requires fewer credit hours and does not require the completion of a core curriculum.

          At the time of the filing of the third amendment to the initial
          Schedule 13D on August 17, 1998, and at the time the Purchaser signed a declaration before a United States District Court in California, the Purchaser believed in good faith that he had been granted a Bachelor of Arts degree in Economics from the University of California, Los Angeles ("UCLA"). The Purchaser stated in the aforementioned 13D and declaration that he had received a Bachelor of Arts degree in Economics from UCLA. Since then, the Purchaser has been informed that he has not been granted a degree from UCLA. Purchaser is currently cooperating with UCLA officials in a review of his undergraduate records to determine whether UCLA will grant his degree retroactively.

          In response to Purchaser's inquiry, UCLA has reviewed Purchaser's academic record and discovered an error had occurred in the posting of transfer credits from the University of California, San Diego, which Purchaser attended before transferring in 1980 to UCLA. UCLA discovered that the transferred units should have totaled 76 units rather than 56 units, and has made corrections to Mr Vannini's transcript record to include the additional 20 units. As a result, as of October 8, 1998, UCLA's review had established that Purchaser had earned 172 of the 180 units required to graduate.

          Purchaser continues to believe he completed all the requirements for the Bachelor of Arts degree in Economics from UCLA. UCLA's review is continuing, and UCLA is now examining whether its transcript record is in error with respect to a 4-unit Geography course and a 4-unit Economics course Purchaser took in 1980 and 1981, respectively. Purchaser believes he successfully completed the requirements of each of these courses, even though the UCLA transcript, corrected as of October 9, 1998, does not indicate that Purchaser successfully completed those requirements. Purchaser believes that upon completing its review of the fully corrected records, UCLA will grant him the BA degree retroactively. There is no assurance, however, that UCLA will award Mr. Vannini a Bachelor of Arts degree in the future despite Mr. Vannini's request that UCLA continue its review.

          The Purchaser reserves the right to acquire, or dispose of, additional securities of the Issuer, to the extent

---------------------
CUSIP NO. 19057T 10 8
---------------------

          deemed advisable in light of his general investment and trading policies, market conditions, or other factors, and to the extent such acquisition or disposal of securities does not violate the Agreement between the Purchaser and Coastcast.

          Other than as described above, the Purchaser has no present plans or proposals which would result in any of the following:

               1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               3)   any material change in the dividend policy of the Issuer;

               4) any other material change in the Issuer's business or corporate structure;

               5) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               6) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

               7) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               8)   any action similar to any of those enumerated above.

          On August 13, 1998, Coastcast filed suit (COASTCAST CORPORATION v. JONATHAN VANNINI) in the United States District Court for the Central District of California against the Purchaser seeking injunctive and declaratory relief for alleged violations of the federal securities laws and the California Corporations Code.

          On September 18, 1998, Coastcast filed its First Amended Complaint for Injunctive Relief for Violation of Federal Securities Laws and for Declaratory Relief in COASTCAST CORPORATION v. JONATHAN VANNINI.

          On October 5, 1998, the Purchaser and Coastcast entered into a Stipulation and Proposed Order Re Case Management Schedule in COASTCAST CORPORATION v. JONATHAN VANNINI.

          On October 5, 1998, the Purchaser filed Defendant's Answer and Counterclaims to First Amended Complaint in COASTCAST CORPORATION v. JONATHAN VANNINI.

          On November 17, 1998, the United States District Court for the Central District of California entered an order in COASTCAST V. JONATHAN VANNINI, dimissing with prejudice the entire action, including the first amended complaint filed by Coastcast Corporation and the counterclaims filed by the Purchaser.

          On August 14, 1998, the Purchaser filed a Non-Management Preliminary Proxy Statement with the Securities and Exchange Commission ("SEC") on
          Schedule 14A.

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CUSIP NO. 19057T 10 8
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          On August 29, 1998, the Purchaser filed an Amended Non-Management
          Preliminary Proxy Statement with the SEC on Schedule 14A.

          On October 16, 1998, the Purchaser filed an Amended Non-Management Preliminary Proxy Statement with the SEC on Schedule 14A.

          On November 16, 1998, pursuant to the Agreement, the Purchaser requested that the SEC withdraw the Amended Non-Management Preliminary Proxy Statement filed with the SEC on Schedule 14A.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) According to the Issuer's most recent Quarterly Report on Form 10-Q, filed on November 12, 1998, there were issued and outstanding 8,006,404 shares of Common Stock. As of the date hereof, the Purchaser has beneficial ownership of 911,000 such shares, representing approximately 11.38% of the Common Stock of the Issuer.

               (b) The Purchaser has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of a total of 911,000 shares of Common Stock of the Issuer.

               (c) The Purchaser has not engaged in any transactions involving the Issuer's securities since the filing of the fourth amendment to the initial Schedule 13D on October 16, 1998.

               (d)   Not Applicable.

               (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Attached hereto as "Exhibit 99.(G)" is the Agreement entered into as of November 6, 1998 by and between the Purchaser and Coastcast.

          Attached hereto as "Exhibit 99.(H)" is the press release issued jointly by the Purchaser and Coastcast on November 6, 1998 regarding the Agreement of November 6, 1998.

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CUSIP NO. 19057T 10 8
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 24, 1998



                                    By: /s/ Jonathan P. Vannini
                                       ---------------------------
                                        Jonathan P. Vannini